PYXIS TANKERS INC.
59 K. Karamanli Street
15125 Maroussi, Greece

May 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pyxis Tankers Inc. Form F-3 (No. 333-278862)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above-captioned Form F-3 Registration Statement that was initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 22, 2024 be accelerated so that it will be made effective at 4:30 p.m. New York City time on May 3, 2024 or as soon thereafter as practicable, pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”).
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Keith Billotti of Seward & Kissel LLP, counsel to the undersigned registrant, at (212) 574-1274.
Yours faithfully,
Pyxis Tankers Inc.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer